November 3, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel, and
Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Re:	Hard Creek Nickel Corporation
Form 20-F for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 000-52326

Dear Ms. Tia L. Jenkins,

We acknowledge receipt of your letter dated October 22, 2015 and will respond to the comments by November 13, 2015.

Should you have any questions, please do not hesitate to contact me at bfiddler@hardcreek.com or at 604-681-2300.

Yours truly,

/s/ Brian Fiddler
Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com